Robert M. Kurucza 202.346.4515 RKurucza@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

June 20, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Meridian Fund, Inc. (the “Corporation”)

Preliminary Proxy Statement

File Nos. 2-90949 and 811-04014

Ladies and Gentlemen:

On behalf of the Corporation, a registered investment company under the Investment Company Act of 1940, we are transmitting herewith for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 the preliminary notice of a joint special meeting and preliminary proxy statement in connection with a joint special meeting of shareholders to be provided to shareholders of Meridian Equity Income Fund, Meridian Growth Fund and Meridian Value Fund (collectively, the “Funds”), each a series of the Corporation. The joint special meeting is scheduled to be held on August 28, 2013.

Proxies are being solicited for the Funds to consider and vote on the approval of a new investment management agreement between Arrowpoint Asset Management, LLC and the Corporation, on behalf of the Funds, and to amend, eliminate or make non-fundamental several of the Funds’ current fundamental investment restrictions.

If you have any questions or comments, please contact me at (202) 346-4515.

Very truly yours,

/s/ Robert M. Kurucza
Robert M. Kurucza